EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	September 10, 2010	September 11, 2009
Loss from continuing operations before income taxes	$(145)	$(161)
Add (deduct):
Fixed charges	311	313
Capitalized interest	(2)	(6)
Amortization of capitalized interest	5	4
Equity in (earnings)/losses related to certain 50% or less owned affiliates	5	36
Distributions from equity investments	2	1
Dividends on preferred stock	(4)	(6)
Issuance costs of redeemed preferred stock	(4)	—

Adjusted earnings	$168	$181

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$268	$264
Capitalized interest	2	6
Dividends on preferred stock	4	6
Issuance costs of redeemed preferred stock	4	—
Portion of rents representative of the interest factor	33	37

Total fixed charges and preferred stock dividends	$311	$313

Deficiency of earnings to fixed charges and preferred stock dividends	$(143)	$(132)